SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Delphi Technologies Plc
(Name of Issuer)

Ordinary Shares of par value USD 0.01
(Title of Class of Securities)

G2709G107
(CUSIP Number)

October 31,2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP • G2709G107

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Investec Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,394,229

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,394,229

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,394,229

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

SCHEDULE 13G

CUSIP • G2709G107

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Investec Asset Management (PTY) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,394,229

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,394,229

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,394,229

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

Schedule 13G

Item 1(a).	Name of Issuer:

Delphi Technologies Plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Angel Court,
10th Floor,
London,
EC2R 7HJ

Item 2(a).	Name of Person Filing:

Investec Asset Management Limited

Investec Asset Management (PTY) Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Investec Asset Management Limited
Woolgate Exchange
25 Basinghall Street
London
EC2V 5HA
United Kingdom

Investec Asset Management (PTY) Limited
36 Hans Strijdom Avenue
Foreshore
Cape Town 8000, Republic of South Africa

Item 2(c).	Citizenship:

United Kingdom

South Africa

Item 2(d).	Title of Class of Securities:

Ordinary Shares of par value USD 0.01

Item 2(e).	CUSIP Number:

G2709G107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(ii)(K)

Item 4.	Ownership.

(a)	Amount beneficially owned:

11,394,229

(b)	Percent of class[1]:

13.08%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

11,394,229

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

11,394,229

1 Percentages are based on 87,111,264 shares of Common Stock outstanding as disclosed by the issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Investec Asset Management Limited and Investec Asset Management (PTY) Limited, in its capacity as discretionary investment adviser to its various clients, may be deemed to be the beneficial owner of 11,394,229 shares owned by such clients or for such clients’ benefit, Investec Asset Management Limited and Investec Asset Management (PTY) Limited, in its capacity as discretionary investment adviser, has the power to dispose, direct the disposition of, and vote the shares.  The clients are entitled to receive all dividends from and proceeds from any sale of, the shares.  To the knowledge of Investec Asset Management Limited and Investec Asset Management (PTY) Limited, no single client of Investec Asset Management Limited and Investec Asset Management (PTY) Limited owns 5% or more of the class. No shares are held by Investec Asset Management Limited and Investec Asset Management (PTY) Limited for its own account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of 14th February 2017 that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Sappi Limited and such statement to which this Joint Filing Agreement is attached as Exhibit 99.1 is filed on behalf of each of the undersigned.

INVESTEC ASSET MANAGEMENT LIMITED

By: Michael Ginnelly

Chief Compliance Officer

INVESTEC ASSET MANAGEMENT (PTY)

By: Adam Fletcher

Head of Legal and Compliance

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18th 2019

• Investec Asset Management (Pty) Limited

By:	Adam Fletcher
Name: Adam Fletcher
Title: Head of Legal and Compliance

• Investec Asset Management Limited

By:	Michael Ginnelly
Name: Michael Ginnelly
Title: Chief Compliance Officer